SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)

BNC BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05566T101
(CUSIP Number)

EZRA S. BERGER
AQUILINE CAPITAL PARTNERS LLC
535 MADISON AVENUE
NEW YORK, NY 10022
(212) 624-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

February 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101                    Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline BNC Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,507,054 (1)

8	SHARED VOTING POWER
0

9	SOLE DISPOSITIVE POWER
1,507,054 (1)

10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(2)

14	TYPE OF REPORTING PERSON
OO

_______________

(1)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(2)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Financial Services Fund (Offshore) L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Financial Services Fund (Offshore) L.P. is a member of Aquiline BNC Holdings LLC.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Capital Partners GP (Offshore) Ltd.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Capital Partners GP (Offshore) Ltd. is the general partner of Aquiline Financial Services Fund (Offshore) L.P.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings (Offshore) L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Holdings (Offshore) L.P. is the sole member of Aquiline Capital Partners GP (Offshore) Ltd.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings GP (Offshore) Ltd.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Holdings GP (Offshore) Ltd. is the general partner of Aquiline Holdings (Offshore) L.P.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Capital Partners LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
OO

_______________

(1)	Aquiline Capital Partners LLC is an investment advisor to Aquiline Financial Services Fund (Offshore) L.P. and to Aquiline Financial Services Fund L.P.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
OO

_______________

(1)	Aquiline Holdings LLC is the sole member of Aquiline Capital Partners LLC.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings LP (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Holdings LP is the sole member of Aquiline Holdings LLC.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings GP Inc. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
CO

_______________

(1)	Aquiline Holdings GP Inc. is the general partner of Aquiline Holdings LP.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Financial Services Fund L.P. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
PN

_______________

(1)	Aquiline Financial Services Fund L.P. is a member of Aquiline BNC Holdings LLC.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Capital Partners GP LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
OO

_______________

(1)	Aquiline Capital Partners GP LLC is the general partner of Aquiline Financial Services Fund L.P.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Aquiline Holdings II LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
OO

_______________

(1)	Aquiline Holdings II LLC is the sole member of Aquiline Capital Partners GP LLC.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

1	NAME OF REPORTING PERSONS
Jeffrey Greenberg (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,507,054 (2)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,507,054 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,507,054 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%(3)

14	TYPE OF REPORTING PERSON
IN

_______________

(1)	Mr. Greenberg is a member of Aquiline Holdings II LLC, the controlling stockholder of Aquiline Holdings GP Inc. and the controlling stockholder of Aquiline Holdings GP (Offshore) Ltd.
(2)
Aquiline BNC Holdings LLC also directly owns (a) 12,790 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and (b) 4,820,843 shares of Non-Voting Common Stock, which is convertible into 4,820,843 shares of Voting Common Stock only by unaffiliated third parties.  Since Aquiline BNC Holdings LLC does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the amount reported herein.

(3)
Calculation based on approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately  24,500,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.

CUSIP NO. 05566T101                   Schedule 13D/A

This Amendment No. 7 to Schedule 13D  (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010, as amended by the first amendment thereto, filed on April 11, 2011, by the second amendment thereto, filed on April 4, 2012, by the third amendment thereto, filed on June 5, 2012, by the fourth amendment thereto, filed on June 8, 2012, by the fifth amendment thereto, filed on July 20, 2012, and by the sixth amendment thereto, filed on August 27, 2012 (the “Prior Statements”).  Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Prior Statements.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statements.

Item 3.                      Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on February 7, 2013, Aquiline BNC Holdings acquired 1,804,566 shares of Non-Voting Common Stock by converting its existing 1,804,566 shares of Series B Preferred Stock into shares of Non-Voting Common Stock.  The funds used by Aquiline BNC Holdings LLC in the original purchase of the Series B Preferred Stock were obtained from working capital.  No additional funds were used in the conversion of the Series B Preferred Stock to Non-Voting Common Stock.

Item 4.                      Purpose of the Transaction

On May 21, 2012, the shareholders of BNC Bancorp approved an amendment to the terms of the Series B Preferred Stock, which amendment became effective on February 7, 2013, to provide that the Series B Preferred Stock was also convertible into an equal number of shares of Non-Voting Common Stock without additional consideration upon written notice to the Company by any holder of Series B Preferred Stock.

On February 7, 2013, Aquiline converted its 1,804,566 shares of Series B Preferred Stock into 1,804,566 shares of Non-Voting Common Stock, pursuant to the amended terms of the Series B Preferred Stock.

In connection with the conversion described herein, on February 7, 2013, Aquiline BNC Holdings LLC and the Company entered into Amendment Number 2 to the Investment Agreement, attached hereto as Exhibit 1.

Subject to any necessary regulatory approvals, Aquiline BNC Holdings LLC and its affiliates may seek to acquire additional equity securities of BNC from time to time in connection with a private placement, public offering or open market transactions.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety by the following:

(a)    As of February 8, 2013, Aquiline BNC Holdings LLC beneficially owns 1,507,054 shares of Voting Common Stock, representing approximately 7.4% of the approximately 20,462,353 shares of Voting Common Stock outstanding as of December 31, 2012, based on BNC Bancorp’s earnings release filed on Form 8-K on January 30, 2013, which stated that there were approximately 24,650,000 shares of Common Stock outstanding as of December 31, 2012.  The Common Stock of BNC Bancorp as of December 31, 2012 consisted of 4,187,647 shares of Non-Voting Common Stock and approximately 20,462,353 shares of Voting Common Stock.  Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the other Reporting Persons may be deemed to share voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein.

(b)    Aquiline BNC Holdings LLC maintains sole voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein.  Due to their respective relationships with Aquiline BNC Holdings LLC and each other, each of the Reporting Persons other than Aquiline BNC Holdings LLC may be deemed to share voting and disposition power with respect to the 1,507,054 shares of Voting Common Stock reported herein.

(c)    Other than as described in Item 4 above, there have been no transactions by any of the Reporting Persons in the Voting Common Stock since August 24, 2012.

(d)    The investors in Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (the “Funds”) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their ownership interests in the Funds.

(e)    Not applicable.

CUSIP NO. 05566T101                   Schedule 13D/A

Item 7.                      Material To Be Filed as Exhibits

Exhibit 1	Amendment Number 2 to the Investment Agreement, dated as of February 7, 2013, by and between BNC Bancorp and Aquiline BNC Holdings LLC.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February  8, 2013

Aquiline BNC Holdings LLC
By:	Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings II LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings GP Inc.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenberg